UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

**CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of Report (Date of earliest event reported): February 6, 2018

DENBURY RESOURCES INC.

(Exact name of registrant as specified in its charter)

Delaware	**1-12935**	**20-0467835**
(State or other jurisdiction of incorporation)	*(Commission File Number)*	*(IRS Employer Identification No.)*

**5320 Legacy Drive
Plano, Texas**
(Address of principal executive offices)

75024
(Zip code)

(972) 673-2000
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Section 8 – Other Events

Item 8.01 – Other Events

On February 6, 2018, Denbury Resources Inc. (the "Company") filed with the Securities and Exchange Commission (the "Commission") a prospectus supplement (the "Prospectus Supplement") to the prospectus dated December 14, 2017 included in the shelf registration statement No. 333-222066 (the "Registration Statement") that became automatically effective upon filing with the Commission on December 14, 2017. The Prospectus Supplement covers resales by Company stockholders of up to 38,939,000 shares of the Company's common stock, par value $0.001 per share (the "Common Stock"), issuable upon conversion of the Company's 3½% Convertible Senior Notes due 2024 (the "3½% Convertible Notes"), based upon the current conversion rate for the 3½% Convertible Notes.

The Company is filing, as Exhibit 5.1 to this Current Report on Form 8-K, the legal opinion of Baker & Hostetler LLP regarding the validity of the shares of Common Stock that may be offered and sold by Company stockholders under the Prospectus Supplement, which legal opinion is hereby incorporated by reference as Exhibit 5.1 into the Registration Statement.

Section 9 – Financial Statements and Exhibits

Item 9.01 – Financial Statements and Exhibits

(d) Exhibits.

The following exhibit is furnished in accordance with the provisions of Item 601 of Regulation S-K:

Exhibit Number	Description
5.1*	Opinion of Baker & Hostetler LLP.

*   Included herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Denbury Resources Inc.
(Registrant)

Date: February 6, 2018   By: /s/ James S. Matthews

James S. Matthews

Executive Vice President, Chief Administrative Officer, General Counsel and Secretary

INDEX TO EXHIBITS

Exhibit Number	Description
5.1	Opinion of Baker & Hostetler LLP.

Exhibit 5.1

Baker&Hostetler LLP

811 Main Street
Suite 1100
Houston, TX 77002-6111

T 713.751.1600
F 713.751.1717
www.bakerlaw.com

February 6, 2018

Denbury Resources Inc.
5320 Legacy Drive
Plano, Texas 75024

Ladies and Gentlemen:

We have acted as counsel for Denbury Resources Inc., a Delaware corporation (the "Company"), in connection with (1) Registration Statement No. 333-222066 on Form S-3 (as amended, the "Registration Statement"), filed by the Company on December 14, 2017 with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to Rules 415 and 462(e) under the Securities Act, and (2) the filing of a Prospectus Supplement dated February 6, 2018 to the prospectus dated December 14, 2017 (as supplemented by the Prospectus Supplement dated February 6, 2018, the "Prospectus") included in the Registration Statement. The Prospectus relates to the offer and sale of up to 38,939,000 shares (the "Shares") of the Company's common stock, par value $0.001 per share (the "Common Stock"), by certain stockholders of the Company (the "Selling Stockholders") to be named in one or more prospectus supplements to be filed with the Commission from time to time (each, a "Future Prospectus Supplement"). The Shares may be issued by the Company upon conversion of its 3½% Convertible Senior Notes due 2024.

We have examined such documents and such matters of fact and law as we deem necessary or appropriate to enable us to render the opinions contained herein, including the Registration Statement and the Prospectus. In our examination, we have assumed, but have not independently verified, the genuineness of all signatures, the conformity to original documents of all documents submitted to us as certified, facsimile or other copies, and the authenticity of all such documents. As to questions of fact material to this opinion, we have relied on certificates or comparable documents of public officials and of officers of the Company.

For purposes of this opinion, we have assumed that the automatic effectiveness of the Registration Statement has not been suspended, and the Registration Statement will remain effective at the time of any offers and sales of Shares thereunder, and that one or more Future Prospectus Supplements with respect to the sale of any Shares to be offered and sold under the Prospectus shall have been filed with the Commission in compliance with the Securities Act and the rules and regulations thereunder.

Based on the foregoing, and subject to the assumptions, qualifications and limitations stated herein, we are of the opinion that the Shares, when issued, will be validly issued, fully paid and non-assessable.

The opinions expressed herein are limited to the General Corporation Law of the State of Delaware and we express no opinion as to the effect on the matters covered by this letter of the laws of any other jurisdiction.

We hereby consent to the filing of this letter as Exhibit 5.1 to the Registration Statement and to the reference to our firm under the caption "Legal Matters" in the prospectus included therein. In giving such consent, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission.

Very truly yours,

/s/ Baker & Hostetler LLP

Baker & Hostetler LLP